March 5, 2002

Freeport-McMoRan Copper & Gold Inc.
1615 Poydras St.
New Orleans, LA  70112

Dear Gentlemen/Ladies:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

We have been informed that, as of January 1, 2002, Freeport-McMoRan Copper & Gold Inc. (the Company) changed its method of accounting for depreciation and depletion of its mining and milling life-of-mine assets. Through December 31, 2001, total historical capitalized costs and estimated future development costs relating to its developed and undeveloped reserves were depreciated and depleted using the unit-of-production method based on total developed and undeveloped proven and probable copper reserves. Effective January 1, 2002, depreciation for mining and milling life-of-mine assets excludes consideration of future development costs. Instead, under the new methodology, the Company will depreciate only the historical capitalized costs of individual producing mines over the related proven and probable copper reserves. Common costs, such as infrastructure, will continue to be amortized over all proven and probable copper reserves. According to the management of the Company, after considering the inherent uncertainties and subjectivity relating to the long time frame over which estimated future development costs would be incurred, and after consultation with the accounting staff of the Securities and Exchange Commission, management decided to revise its depreciation methodology prospectively.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstance in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

We have not audited the application of this change to the financial statements of any period subsequent to December 31, 2001. Further, we have not examined and do not express any opinion with respect to your financial statements for the three months ended March 31, 2002.

Very truly yours,

/s/ Arthur Andersen LLP